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March 22, 2019	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	GraniteShares Gold Trust
Registration Statement on Form S-3
CIK No. 0001690437

To the Commission:

On behalf of GraniteShares Gold Trust (the “Trust”), we are transmitting electronically for filing the Trust’s Registration Statement on Form S-3.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Sincerely,

W. Thomas Conner

Shareholder

cc:	William Rhind
Benoit Autier
John Sanders